UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              KONINKLIJKE AHOLD NV
               --------------------------------------------------
                  (Name of issuer as specified in its Charter)


                                 ROYAL AHOLD NV
               --------------------------------------------------
                   (Translation of issuer's name into English)


                   Common Stock, Par Value NLG 1.25 Per Share
                    represented by American Depositary Shares
               --------------------------------------------------
                         (Title of class of securities)


                                   000NO137M1
               --------------------------------------------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
               --------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 20, 1996
               --------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                              (Page 1 of 7 Pages)

                                                                    SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 000NO137M1                                          Page 2 of 11 Pages
--------------------                                          ------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                            Exhibit Index on Page 10
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                         The Kingdom of the Netherlands

--------------------------------------------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER          6,780,465
           SHARES             --------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER        --
          OWNED BY            --------------------------------------------------
            EACH                   9     SOLE DISPOSITIVE POWER     6,780,465
          REPORTING           --------------------------------------------------
           PERSON                 10     SHARED DISPOSITIVE POWER   --
            WITH
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,780,465
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       5.5%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                               EP

--------------------------------------------------------------------------------

                              (Page 2 of 7 Pages)

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, par value NLG 1.25 per share (the "Common Stock"), of Royal Ahold NV (the "Issuer"). The Issuer is incorporated in the Kingdom of the Netherlands and has its principal executive offices located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands.

Item 2.   Identity and Background.

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                              PRINCIPAL
NAME                          OCCUPATION                   CITIZENSHIP               BUSINESS ADDRESS
----                          ----------                   -----------               ----------------

J. Kleiterp                   Executive Chairman           The Netherlands           Bestuur Abp
                              of the Board of                                        P.O. Box 30909
                              Trustees of the Fund                                   2500 GX 's-GRAVENHAGE

H.J. Albersen                 Trustee of the Fund          The Netherlands           CMHF
                                                                                     P.O. box 80204
                                                                                     2508 AM 's-GRAVENHAGE

E.J. Anneveld                 Trustee of the Fund          The Netherlands           C.F.O.
                                                                                     P.O. box 84501
                                                                                     2508 AM 's-GRAVENHAGE

W. Drees                      Trustee of the Fund          The Netherlands           Wieringenmeen 36
                                                                                     3844 NA HARDERWIJK

P.H. Holthuis                 Trustee of the Fund          The Netherlands           Ministerie van O&W/ BR/DG
                                                                                     P.O. box 25000
                                                                                     2700 LZ ZOETERMEER

L. Koopmans                   Trustee of the Fund          The Netherlands           Lange Voorhout 86, app. 24
                                                                                     2514 EJ DEN HAAG

R. van Leeuwen                Trustee of the Fund          The Netherlands           ABOP
                                                                                     Herengracht 54
                                                                                     1015 BN AMSTERDAM

                              (Page 3 of 7 Pages)






C.L.J. V. Overbeek            Trustee of the Fund          The Netherlands           Katholieke Onderwijs
                                                                                     Vakorganisatie
                                                                                     Verrijn Stuartlaan 36
                                                                                     2280 EL RIJSWIJK

A.C. van Pelt                 Trustee of the Fund          The Netherlands           Ned. Gennootschap van
                                                                                     Leraren
                                                                                     P.O. box 407
                                                                                     3300 AK DORDRECHT

D.M. Sluimers                 Trustee of the Fund          The Netherlands           Ministerie van Financien
                                                                                     Casuariestraat 32
                                                                                     2511 VB 's-GRAVENHAGE

A.F.P.M. Scherf               Trustee of the Fund          The Netherlands           Icaruslaan 20
                                                                                     5631 LD EINDHOVEN

X.J. den Uyl                  First Deputy Chairman        The Netherlands           Linnaeuslaan 14
                              of the Fund                                            2012 PP HAARLEM

J.W.E. Neervens               Executive Chairman of        The Netherlands           ABP
                              the Board of Directors                                 Oude Lindestraat 70
                              of the Fund                                            6411 EJ HEERLEN

P.J. Bezemer                  Member of the Board of       The Netherlands           ABP
                              Directors of the Fund                                  Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN

J.M.G. Frijns                 Member of the Board          The Netherlands           ABP
                              of Directors of the Fund                               Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN




                   During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

                              (Page 4 of 7 Pages)

                   On February 20, 1996, the Fund acquired 1,850,001 shares of Common Stock for a purchase price of NLG 64.30 per share, raising the number of shares of Common Stock beneficially owned by the Fund to 6,727,314
(approximately 5.42% of the aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D. From February 23 to March 1, 1996, the Fund acquired an additional 53,151 shares of Common Stock, as described in more detail in Item 5 below, raising the number of shares of Common Stock beneficially owned by the Fund to 6,780,465 (approximately 5.46% of the aggregate number of shares outstanding).

                  The funds for the  foregoing  purchase of shares of the Common
Stock  by  the  Fund  were  supplied   from  Dutch  public  sector   pensioners'
contributions to the Fund.


Item 4.   Purpose of Transaction.

                  The Fund has acquired the Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                   Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisiton by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or managment of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisiton of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                              (Page 5 of 7 Pages)

Item 5.  Interest in Securities of the Issuer.

                   (a)-(b) As of the date hereof, the Fund beneficially owns and has the sole power to vote and dispose of 6,780,465 shares of Common Stock. Based on the Official Pricing Gazette issued by the Amsterdam Stock Exchange on February 2, 1996, such shares constitute approximately 5.5% of the outstanding shares of Common Stock. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under Item 2 above.

                  (c) The Fund has effected the following open market purchases of the Common Stock during the past 60 days:

           DATE OF                    NUMBER OF                  PRICE
          PURCHASE                 SHARES PURCHASED            PER SHARE
          --------                 ----------------            ---------
      December 1, 1995                  10,474                 NLG. 63.76
      December 11, 1995                 12,298                 NLG. 64.63
       January 3, 1996                  40,386                 NLG. 69.16
      February 20, 1996             1, 850,001                 NLG. 64.30
      February 23, 1996                 22,977                 NLG. 69.93
        March 1, 1996                   30,174                 NLG. 69.12



                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

                  None.

                              (Page 6 of 7 Pages)

                                    Signature
                                    ---------


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1996                  STICHTING PENSIOENFONDS ABP




                                       By s/s Jay Mensonides
                                          -----------------
                                          Name: Jay Mensonides
                                          Title: Managing Director
                                                 Equity Investments


                                       By s/s P.A.W.M. Spijkers
                                          ---------------------
                                          Name: P.A.W.M. Spijkers
                                          Title: Managing Director
                                                 Fixed Income Investments



                             (Page 7 of 7 Pages)